MUFG Securities EMEA plc – Amendment Statement

On Feb 7th 2022, the following amendments to the SBSE-A form have been actioned, upon request by the SEC:

1. Update Schedule F, such that internal officer of the company sign-off
2. Dates on page 2 and 5 amended in line with the change to sign-off, to Feb 7th 2022
3. Upload of Form 7R